NEWS RELEASE

EX-DIVIDEND UPDATE ON BROOKFIELD’S
THREE-FOR-TWO STOCK SPLIT

NEW YORK, March 11, 2005 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that March 11, 2005, is the ex-dividend date on the Toronto Stock Exchange (TSX) for the company’s previously-announced three-for-two stock split of its outstanding common shares. The stock split is being implemented in the form of a stock dividend payable on March 31, 2005. Trading activity on the TSX will reflect post-stock split prices commencing on the ex-dividend date.

The ex-dividend date for Brookfield’s stock split on the New York Stock Exchange (NYSE) is April 1, 2005, with shares trading until then at pre-stock split prices under a “due bill” process, consistent with the NYSE’s policy to defer the ex-dividend date when distributions or stock splits represent a significant portion of the market value of the common stock.

Shareholders wishing to trade on the NYSE between March 11, 2005 (the TSX ex-dividend date which usually occurs two days prior to the record date) and March 31, 2005 (the distribution date), will be trading shares at the at pre-stock split price . During this period, a buyer of Brookfield common shares will be assigned an instrument known as a due bill, which is the right to participate in the stock split. In turn, a seller of Brookfield common shares will automatically assign that right to a buyer. The Depository Trust & Clearing Corporation will record all trading activity on the NYSE during this period to facilitate this due bill process.

Shareholders of record on March 15, 2005 will receive one Brookfield common share for each two common shares held. Fractional shares will be paid in cash, based on the closing price of Brookfield’s common shares on the TSX on March 15, 2005.

Brookfield is undertaking the stock split to ensure its shares remain accessible to individual shareholders, and to further enhance the liquidity of the company’s shares. The dividend will have no unfavorable tax consequences in the United States or in Canada, and will not dilute shareholders’ equity.

Information on the stock split dividend and on the company’s common and preferred share dividends can be found at www.brookfieldproperties.com.

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Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 46 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, tel. (212) 417 - 7215, or via email at: mcoley@brookfieldproperties.com

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.